UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

000-13820

333-257031

333-225620

333-211985

Life Storage, Inc.

(Life Storage LLC as successor by merger to Life Storage, Inc.)

(Exact name of registrant as specified in its charter)

c/o Extra Space Storage Inc.

2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121

(801) 365-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 3.500% Senior Notes due 2026

Guarantees of 3.875% Senior Notes due 2027

Guarantees of 4.000% Senior Notes due 2029

Guarantees of 2.200% Senior Notes due 2030

Guarantees of 2.400% Senior Notes due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Life Storage LLC, as successor by merger to Life Storage, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Life Storage LLC as successor by merger to Life Storage, Inc.

Date: July 31, 2023	By:	/s/ Gwyn G. McNeal
Gwyn G. McNeal
Manager